SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___ to

COMMISSION FILE NUMBER ~~0-9924~~ 1-11339

PROTECTIVE LIFE CORPORATION
401(k) AND STOCK OWNERSHIP PLAN

Protective Life Corporation (Issuer)
2801 Highway 280 South
Birmingham, Alabama 35223
(205) 268-1000

Total number of pages in this report
including Exhibits is 16.

Index of Financial Statements at page 2.
Index of Exhibits at page 2.

TABLE OF CONTENTS

Financial Statements and Exhibits

Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Participants of
Protective Life Corporation 401(k) and Stock Ownership Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Protective Life Corporation 401(k) and Stock Ownership Plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Atlanta, Georgia
May 27, 2005

PROTECTIVE LIFE CORPORATION 401(k) AND STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

ASSETS	**2004**	**2003**
Investments, at fair value		
Protective Life Corporation common stock	$ 88,555,282	$ 75,230,787
Mutual funds	34,241,119	23,594,440
Collective funds	25,328,418	22,240,414
Participant loans	4,048,111	3,306,671
Total investments	152,172,930	124,372,312
Participant contributions receivable	233,471	199,936
Employer contributions receivable	2,031,660	2,124,289
Securities sold, not settled	7,480	---
Accrued interest receivable	1,851	905
Total Assets	154,447,392	126,697,442
LIABILITIES		
Accrued expenses and other liabilities	66,114	87,762
Pending loan payments	8,957	7,911
Securities purchased, not settled	---	777
Note payable to affiliate	2,983,157	3,426,192
Accrued interest on note payable to affiliate	223,737	256,964
Total liabilities	3,281,965	3,779,606
Net assets available for benefits	$ 151,165,427	$ 122,917,836

The accompanying notes are an integral part of these financial statements.

PROTECTIVE LIFE CORPORATION 401(k) AND STOCK OWNERSHIP
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2004

Additions	
Participant contributions	$ 7,863,353
Employer contributions	2,031,660
Net investment income	
Dividends	1,740,835
Interest	206,019
Total net investment income	1,946,854
Net appreciation in the fair value of investments	24,643,296
	36,485,163
Deductions	
Benefits paid to participants	7,934,383
Interest expense on note payable to affiliate	223,737
Investment management fees	78,171
Recordkeeping fees	1,281
	8,237,572
Net increase	28,247,591
Net assets available for benefits	
Beginning of year	122,917,836
End of year	$ 151,165,427

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - Summary of Significant Accounting Policies

Basis of Financial Statements - The financial statements of the Protective Life Corporation 401(k) and Stock Ownership Plan (the "Plan") are maintained on the accrual basis and have been prepared in conformity with accounting principles generally accepted in the United States of America.

Investments – Investments are stated at fair value. Protective Life Corporation common stock is valued at fair value based on quoted market prices. Quoted market prices are based on the last reported sales price on the last business day of the year as reported by the principal securities exchange on which the security is traded. Shares of mutual funds are valued at fair value based on the quoted net asset value of the shares of the fund. Units in collective investment funds are valued at the unit value as reported by the trustee of the collective investment fund on each valuation date. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales are reflected as of the trade date. Investment income is recorded when earned. Dividend income is recorded on the ex-dividend date. The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

At December 31, 2004 and 2003, the carrying amounts of short-term investments and receivables are representative of fair value due to the short maturity of these instruments.

Participant Contributions Receivable – Participant contributions are accrued based on unremitted deductions from participating employees' compensation.

Employer Contributions Receivable – Employer matching and profit sharing contributions are made in shares of Protective Life Corporation common stock during the first quarter of the following year and are accrued based on participant contributions and amounts declared by the Board of Directors. The number of shares to be contributed is calculated based on the average fair value of the related shares as defined in the Plan document. The receivable is valued at the quoted market price of the total shares to be contributed based on the last reported sales price on the last business day of the year as reported by the principal securities exchange on which the security is traded.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and the changes therein. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan provides for various investment options in any combination of stocks, mutual funds, and other investment securities. Generally, all investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances, the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 2 - Plan Description

Protective Life Corporation shareholders approved the Plan to provide retirement benefits for eligible employees of Protective Life Corporation and its subsidiaries ("the Employer"). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974. Participation in the Plan is available to all eligible employees of the Employer, as defined in the Plan document.

An account is maintained for each participant in the Plan. The accounts are credited with the participants' elective and rollover contributions, their allocated portion of the employer matching and profit sharing contributions, and investment earnings. Distributions, withdrawals, and allocated expenses are subtracted from the account balances. Participants' vested account balances represent the benefits available to the participants upon retirement, disability, death, or termination of service.

A participant may elect to receive a lump-sum distribution equal to the vested balance of his/her account or may leave it in the Plan if the vested balance is $5,000 or more. Effective in 2005, a participant may elect to defer payment of his/her benefit if the vested balance is $1,000 or more. However, benefit payments must commence no later than April 1 following the year the participant reaches age 70 ½. Investment of a participant's account in Protective Life Corporation common stock ("Employer stock") shall be distributed in the form of a lump-sum distribution of either Employer stock or cash as the participant (or beneficiary) elects.

The Plan appointed the Northern Trust Company (the "Trustee") to replace American Express Trust Company ("American Express") as Plan trustee effective January 1, 2003. Plan assets transferred to Northern Trust Company were transferred into funds comparable to those offered by American Express.

The conversion initiated a "blackout" period that began December 9, 2002 and continued through January 23, 2003. During this period, participants were unable to make changes to or withdraw from their account. Employee contributions continued to be made through payroll deductions and the contributions were deposited into funds as directed by each participant without interruption. Investment income, realized gains or losses, and the unrealized appreciation (depreciation) on investments were also allocated to the participants' individual accounts based on participant elections.

The assets of the Plan are held and invested by the Trustee. Accordingly, all investment transactions with the Trustee qualify as party-in-interest transactions.

The Plan is funded by pre-tax participant contributions, not to exceed $13,000 in the year 2004 (plus certain "catch-up contributions" for certain eligible participants), employee rollover contributions, and Employer matching and profit sharing contributions. The Employer matches 100% of participant contributions up to a maximum of 4% of employee compensation deposited to the Plan during the year. The Employer matching contribution is made in the Employer's common stock through an employee stock ownership plan ("ESOP") feature. Eligible participants receive profit sharing contributions if the Employer achieves financial performance goals established by the Board of Directors. The amount of the profit sharing contribution, if any, is between 1% and 3% of an eligible participant's base pay. The profit sharing contribution for 2004 was 3.00% for eligible participants. Participant elective contributions cannot exceed 25% of total employee compensation. Participant contributions, made on a pre-tax basis, qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code ("IRC"). Participant contributions, Employer matching and profit sharing contributions, and earnings thereon are not subject to Federal income tax until the funds are disbursed from the Plan.

All participant contributions and rollover contributions are fully vested at all times. With respect to Employer matching and profit sharing contributions, the Plan was revised as of December 31, 1999 to state that any employee who is active on or after January 1, 2000 will be 100% vested. Forfeitures occur when a nonvested participant receives a distribution of the full vested value of his account or incurs five consecutive one year breaks in service, as defined in the Plan document. Amounts forfeited will be applied to reduce future Employer contributions. As of December 31, 2004, 600 forfeited shares were available to reduce future Employer contributions (Note 4).

Provisions of the Plan allow participants to obtain loans based on their individual account balance. Personal loans are made for terms of twelve to sixty months at a rate of interest equal to the prime rate plus 1%. Loans to acquire a principal residence are made for terms up to 15 years. Interest earned on the loans is reinvested in the Plan. Interest rates on outstanding participant loans ranged from 5.00% to 11.50% at December 31, 2004 and 5.00% to 12.42% at December 31, 2003.

Administrative expenses are paid by the Employer, except brokerage commissions paid on the Employer stock fund transactions and investment management fees. In 2004, approximately $1,300 of recordkeeping expenses were paid from unallocated plan assets. Commissions paid on the Employer stock fund transactions were $31,735 in 2004. These commissions (paid to Northern Trust Securities, Inc., an affiliate of the Trustee) are reflected in the financial statements as a reduction of employee deposits and reduction of proceeds on sale. Investment management fees on mutual funds are reflected in the respective fund's net asset value and are paid by the participants. Investment management fees on collective funds of $78,171 were paid by participants in 2004 and are reflected in the Statement of Changes in Net Assets Available for Benefits.

Participating employees elect to authorize the Employer to withhold amounts from their salary and deposit the amounts, in varying percentages, into various investment options offered by the Plan. The Plan currently offers six mutual and three collective funds, as well as Employer stock, as investment options. All Employer matching and profit sharing contributions are invested in Employer stock. Effective January 1, 2003, the Plan was amended to allow (a) participants age 55 and older to withdraw or diversify into other fund options up to 100% of ESOP balances at any time and (b) participants under age 55 to diversify up to 50% of ESOP balances into other fund options at any time.

NOTE 3 - Investments

Investment information at December 31, 2004 and 2003 and for the year ended December 31, 2004 is as follows:

	Fair Value	
	2004	2003
*Protective Life Corporation common stock	$ 88,555,282	$ 75,230,787
Mutual Funds		
AIM Mid Cap Fund	4,696,994	3,449,834
Dodge & Cox Stock Fund	9,768,748	5,581,076
Neuberger Berman Genesis Trust	5,559,895	2,529,099
Northern Focused Growth Fund (C)	8,108,338	8,546,380
Templeton Foreign Fund (Class I)	3,222,014	2,076,489
Van Kampen Equity and Income Fund	2,885,130	1,411,562
Total mutual funds	34,241,119	23,594,440
Collective Funds		
Northern Russell 3000 Index Fund	1,190,793	614,178
Northern S&P 500 Index Fund	8,185,261	7,169,928
Northern Stable Value Fund	14,912,010	13,389,399
*Northern Short-Term Investment Fund	1,040,354	1,066,909
Total collective funds	25,328,418	22,240,414
Participant loans	4,048,111	3,306,671
Total investments	$ 152,172,930	$ 124,372,312

During the year ended December 31, 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $24,643,296 as follows:

Mutual and collective funds	$ 4,830,460
*Protective Life Corporation common stock	19,812,836
	$ 24,643,296

The following is a summary of assets held in excess of 5% of the Plan's net assets available for benefits at December 31, 2004 and 2003:

	2004	2003
*Protective Life Corporation common stock (2,074,380 and 2,223,132 shares, respectively)	$ 88,555,282	$ 75,230,787
Dodge & Cox Stock Fund	$ 9,768,748	---
Northern Focused Growth Fund (C)	$ 8,108,338	$ 8,546,380
Northern S&P 500 Index Fund	$ 8,185,261	$ 7,169,928
Northern Stable Value Fund	$ 14,912,010	$ 13,389,399

*Investment includes both participant-directed and non-participant-directed amounts.

NOTE 4 - Unallocated Shares and Note Payable to Affiliate

During 1990, the Plan acquired 2,080,000 (adjusted for the June 1995 and April 1998 2-for-1 stock splits) shares of Employer stock from the Employer at a cost of $6,890,000. At December 31, 2004, 594,961 of these shares had not been allocated to Plan participants' accounts. At December 31, 2003, 705,998 of these shares had not been allocated to Plan participants' accounts. The fair value of the unallocated shares at December 31, 2004 and 2003 was $25,398,885 and $23,890,972, respectively. The purchase of these shares was financed through the issuance of a note payable to the Employer in the amount of $6,890,000. The note payable is secured by the unallocated shares. The balance of the note at December 31, 2004 and 2003 was $2,983,157 and $3,426,192 respectively. The note bears interest at an annual rate of 7.5%. Dividends paid by the Employer on the unallocated shares will be used to retire the note. To the extent that scheduled principal and interest payments exceed the Plan's ability to make such payments from unallocated dividends received, additional contributions will be made by the Employer for the purpose of making such payments.

Aggregate maturities of the note are as follows:

Year ended December 31	
2005	$ 476,263
2006	511,982
2007	550,382
2008	591,660
2009	636,035
2010	216,835
	$ 2,983,157

Subsequent to December 31, 2004, the Employer's 2004 matching and profit sharing contribution was made in the total amount of $5,929,242 by allocating to Plan participants 99,559 of the previously unallocated shares, purchasing 7,161 shares from the Employer, allocating 129 shares which were forfeited during the year ended December 31, 2004, and the Employer contributing 47,591 shares. The 47,591 shares contributed by the Employer have been accrued by the Plan as Employer contributions receivable in the accompanying Statement of Net Assets Available for Benefits at December 31, 2004.

NOTE 5 – Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31	
	2004	2003
Assets:		
Protective Life Corporation common stock	$ 71,073,908	$ 58,523,335
Northern Short-Term Investment Fund	995,623	982,251
Employer contributions receivable	2,031,660	2,124,289
Accrued interest receivable	1,704	820
Total assets	$ 74,102,895	$ 61,630,695
Liabilities		
Accrued expenses and other liabilities	$ 450	$ ---
Note payable to affiliate	2,983,157	3,426,192
Accrued interest on note payable to affiliate	223,737	256,964
Total liabilities	3,207,344	3,683,156
Net assets	$ 70,895,551	$ 57,947,539

	Year Ended December 31, 2004
Changes in net assets:	
Dividends and interest	$ 1,195,057
Net appreciation	15,684,880
Transfers to other funds within Plan	(2,968,462)
Employer contribution	2,031,660
Benefits paid to participants	(2,771,386)
Interest expense	(223,737)
Total changes in net assets	$ 12,948,012

NOTE 6 - Income Tax Status

The Internal Revenue Service has determined and informed the Plan by a letter dated March 24, 2004, that the Plan is designed in accordance with applicable requirements of the IRC and is, therefore, exempt from Federal income taxes. Therefore, no provision for income taxes is included in the Plan's financial statements.

NOTE 7 – Termination Priorities

In the event the Plan is terminated, the amount of each participant's account balance becomes fully vested, and shall not thereafter be subject to forfeiture. Unallocated shares shall be allocated to the accounts of all participants in accordance with the provisions of the Plan after payment of the note payable. All assets will be distributed based on the fair value of assets available for benefits.

SUPPLEMENTAL SCHEDULE

PROTECTIVE LIFE CORPORATION 401(K) and STOCK OWNERSHIP PLAN
EIN 95-2492236 Plan 003

SUPPLEMENTAL SCHEDULE I

SCHEDULE H, Line 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

a.	b. Identity of Issue Borrower, Lessor, or Similar Party	c. Description of Investment	d. Cost	e. Current Value
*	Protective Life Corporation	Common Stock	$ 21,570,968 A	$ 88,555,282
	AIM Mid Cap Fund	Mutual Fund	B	4,696,994
	Dodge & Cox Stock Fund	Mutual Fund	B	9,768,748
	Neuberger Berman Genesis Trust	Mutual Fund	B	5,559,895
*	Northern Focused Growth Fund (C)	Mutual Fund	B	8,108,338
*	Northern Russell 3000 Index Fund	Collective Fund	B	1,190,793
*	Northern S&P 500 Index Fund	Collective Fund	B	8,185,261
*	Northern Short-Term Investment Fund	Collective Fund	1,040,354 A	1,040,354
*	Northern Stable Value Fund	Collective Fund	B	14,912,010
	Templeton Foreign Fund (Class I)	Mutual Fund	B	3,222,014
	Van Kampen Equity and Income Fund	Mutual Fund	B	2,885,130
*	Participant loans	Loans, various maturities and interest rates ranging from 5.00% to 11.50%	$0	4,048,111
Total				$ 152,172,930

* Party-in-interest
A Includes cost of both participant-directed and nonparticipant-directed investments
B Cost of participant-directed investments is not required

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PROTECTIVE LIFE CORPORATION
401(K) AND STOCK OWNERSHIP PLAN

BY: PROTECTIVE LIFE CORPORATION
RETIREMENT COMMITTEE
(Plan Administrator)

By: J. William Hamer Jr.
J. William Hamer, Jr.

Date: June 27, 2005

Exhibit 24

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-61847) of Protective Life Corporation of our report dated May 27, 2005 relating to the financial statements and supplemental schedule of Protective Life Corporation 401(k) and Stock Ownership Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Atlanta, Georgia
May 27, 2005